UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the six months ended September 30, 2023

November 14, 2023

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/english/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL +81-50-3613-1179
Quarterly securities report issuing date:	November 29, 2023
Dividend payment date:	December 5, 2023
Trading accounts:	Established
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Six Months ended September 30, 2023

(1)	Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
For the six months ended
September 30, 2023	5,665,663	31.3	1,279,907	116.5	927,281	301.3
September 30, 2022	4,314,217	45.8	591,094	(40.1)	231,091	(70.4)

(*)	Comprehensive income

                September 30, 2023: 1,551,605 million yen,     415.2%;     September 30, 2022: 301,170 million yen,     (75.3)%

	Basic earnings per share	Diluted earnings per share
	yen	yen
For the six months ended
September 30, 2023	77.11	76.89
September 30, 2022	18.50	18.33

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
	million yen	million yen	%
As of
September 30, 2023	398,175,428	19,616,016	4.7
March 31, 2023	386,799,477	18,272,857	4.5

(Reference) Shareholders’ equity as of    September 30, 2023: 18,521,206 million yen;    March 31, 2023: 17,231,291 million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below
(Total	net assets - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
For the fiscal year
ended March 31, 2023	—	16.00	—	16.00	32.00
ending March 31, 2024	—	20.50
ending March 31, 2024 (Forecast)			—	20.50	41.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2024 (Consolidated)

MUFG has the target of 1,300.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2024. (There is no change to our earnings target released on May 15, 2023.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: No

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	September 30, 2023	12,687,710,920 shares
	March 31, 2023	12,687,710,920 shares
(B) Treasury stocks:	September 30, 2023	661,510,125 shares
	March 31, 2023	664,065,483 shares
(C) Average outstanding of total stocks:	Six months ended September 30, 2023	12,024,763,019 shares
	Six months ended September 30, 2022	12,489,571,267 shares

*This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s interim audit procedure.

*Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Consolidated Statements of Changes in Net Assets	6
(4) Notes on Going-Concern Assumption	8
(5) Additional Information	8

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Six Months Ended September 30, 2023”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	November 14, 2023 (Tuesday)
Explanation for investors and analysts:	November 16, 2023 (Thursday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Assets:
Cash and due from banks	113,630,172	108,625,425
Call loans and bills bought	618,223	1,901,352
Receivables under resale agreements	14,000,846	16,291,735
Receivables under securities borrowing transactions	4,549,792	5,093,545
Monetary claims bought	7,325,185	7,874,899
Trading assets	18,013,184	22,373,417
Money held in trust	1,287,020	1,361,622
Securities	86,746,900	84,563,371
Loans and bills discounted	109,146,272	113,631,029
Foreign exchanges	2,300,198	1,962,513
Other assets	15,195,896	19,551,635
Tangible fixed assets	1,220,172	1,219,157
Intangible fixed assets	1,358,124	1,502,254
Net defined benefit assets	1,325,434	1,377,558
Deferred tax assets	322,021	415,584
Customers’ liabilities for acceptances and guarantees	11,005,758	11,812,733
Allowance for credit losses	(1,245,727)	(1,382,406)

Total assets	386,799,477	398,175,428

Liabilities:
Deposits	213,609,501	217,863,084
Negotiable certificates of deposit	13,632,559	16,357,724
Call money and bills sold	3,449,234	3,877,114
Payables under repurchase agreements	39,982,955	32,722,609
Payables under securities lending transactions	1,171,947	996,142
Commercial papers	2,220,723	3,239,381
Trading liabilities	14,716,820	18,298,378
Borrowed money	24,856,340	24,972,930
Foreign exchanges	2,570,412	2,791,515
Short-term bonds payable	1,047,499	1,382,991
Bonds payable	15,708,720	16,379,916
Due to trust accounts	11,689,414	10,877,484
Other liabilities	12,132,972	16,315,423
Reserve for bonuses	196,850	144,169
Reserve for bonuses to directors	3,639	1,752
Reserve for stocks payment	9,304	9,466
Net defined benefit liabilities	86,445	95,944
Reserve for retirement benefits to directors	830	741
Reserve for loyalty award credits	17,962	18,778
Reserve for contingent losses	164,891	140,336
Reserves under special laws	4,659	5,018
Deferred tax liabilities	157,651	168,242
Deferred tax liabilities for land revaluation	89,525	87,531
Acceptances and guarantees	11,005,758	11,812,733

Total liabilities	368,526,620	378,559,412

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	349,661	348,421
Retained earnings	12,739,228	13,475,072
Treasury stock	(481,091)	(479,444)

Total shareholders’ equity	14,749,310	15,485,562

Net unrealized gains (losses) on available-for-sale securities	800,955	637,286
Net deferred gains (losses) on hedging instruments	(387,079)	(618,497)
Land revaluation excess	135,526	134,104
Foreign currency translation adjustments	1,792,840	2,791,161
Remeasurements of defined benefit plans	140,485	125,517
Debt value adjustments of foreign subsidiaries and affiliates	(747)	(33,928)

Total accumulated other comprehensive income	2,481,980	3,035,644

Non-controlling interests	1,041,565	1,094,809

Total net assets	18,272,857	19,616,016

Total liabilities and net assets	386,799,477	398,175,428

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Ordinary income	4,314,217	5,665,663
Interest income	2,363,604	3,532,387
Interest on loans and bills discounted	1,154,963	1,899,955
Interest and dividends on securities	874,150	684,598
Trust fees	71,411	67,414
Fees and commissions	859,244	961,227
Trading income	88,193	186,222
Other operating income	442,190	374,268
Other ordinary income	489,573	544,143
Ordinary expenses	3,723,123	4,385,755
Interest expenses	690,489	2,302,876
Interest on deposits	266,670	900,318
Fees and commissions	158,454	179,900
Trading expenses	937	—
Other operating expenses	998,359	151,498
General and administrative expenses	1,429,403	1,425,035
Other ordinary expenses	445,477	326,444

Ordinary profits	591,094	1,279,907

Extraordinary gains	7,783	9,725
Gains on disposition of fixed assets	7,783	9,725
Extraordinary losses	65,132	52,539
Losses on disposition of fixed assets	5,172	6,343
Losses on impairment of fixed assets	6,838	23,778
Provision for reserve for contingent liabilities from financial instruments transactions	8	359
Losses on change in equity	23,711	22,058
Losses on sales of shares of affiliates	29,401	—

Profits before income taxes	533,744	1,237,093

Income taxes-current	202,010	197,629
Income taxes-deferred	58,800	77,293

Total taxes	260,810	274,923

Profits	272,934	962,170

Profits attributable to non-controlling interests	41,842	34,888

Profits attributable to owners of parent	231,091	927,281

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Profits	272,934	962,170
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(1,179,037)	(152,983)
Net deferred gains (losses) on hedging instruments	(267,240)	(232,733)
Foreign currency translation adjustments	1,058,679	637,119
Remeasurements of defined benefit plans	(21,755)	(15,179)
Share of other comprehensive income of associates accounted for using equity method	437,589	353,212

Total other comprehensive income	28,236	589,435

Comprehensive income	301,170	1,551,605

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	217,266	1,482,366
Comprehensive income attributable to non-controlling interests	83,904	69,238

5

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2022

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)
Changes during the period
Cash dividends			(183,396)		(183,396)
Profits attributable to owners of parent			231,091		231,091
Repurchase of treasury stock				(238,655)	(238,655)
Disposal of treasury stock		0		1,887	1,887
Reversal of land revaluation excess			2,061		2,061
Changes in subsidiaries’ equity		440			440
Net changes of items other than shareholders’ equity						(1,284,738)	(256,751)

Total changes during the period	—	440	49,756	(236,767)	(186,570)	(1,284,738)	(256,751)

Balance at the end of the period	2,141,513	770,717	12,047,913	(688,056)	14,272,088	330,322	(337,897)

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the beginning of the period	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245
Changes during the period
Cash dividends							(183,396)
Profits attributable to owners of parent							231,091
Repurchase of treasury stock							(238,655)
Disposal of treasury stock							1,887
Reversal of land revaluation excess							2,061
Changes in subsidiaries’ equity							440
Net changes of items other than shareholders’ equity	(2,061)	1,503,770	(21,212)	45,107	(15,886)	65,150	49,263

Total changes during the period	(2,061)	1,503,770	(21,212)	45,107	(15,886)	65,150	(137,307)

Balance at the end of the period	138,567	2,238,359	172,652	7,223	2,549,228	1,029,621	17,850,938

6

Mitsubishi UFJ Financial Group, Inc.

For the six months ended September 30, 2023

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	349,661	12,739,228	(481,091)	14,749,310	800,955	(387,079)
Changes during the period
Cash dividends			(192,859)		(192,859)
Profits attributable to owners of parent			927,281		927,281
Repurchase of treasury stock				(16)	(16)
Disposal of treasury stock		0		1,663	1,663
Reversal of land revaluation excess			1,422		1,422
Changes in subsidiaries’ equity		(1,239)			(1,239)
Net changes of items other than shareholders’ equity						(163,669)	(231,418)

Total changes during the period	—	(1,239)	735,843	1,647	736,251	(163,669)	(231,418)

Balance at the end of the period	2,141,513	348,421	13,475,072	(479,444)	15,485,562	637,286	(618,497)

	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the beginning of the period	135,526	1,792,840	140,485	(747)	2,481,980	1,041,565	18,272,857
Changes during the period
Cash dividends							(192,859)
Profits attributable to owners of parent							927,281
Repurchase of treasury stock							(16)
Disposal of treasury stock							1,663
Reversal of land revaluation excess							1,422
Changes in subsidiaries’ equity							(1,239)
Net changes of items other than shareholders’ equity	(1,422)	998,321	(14,967)	(33,181)	553,663	53,243	606,907

Total changes during the period	(1,422)	998,321	(14,967)	(33,181)	553,663	53,243	1,343,158

Balance at the end of the period	134,104	2,791,161	125,517	(33,928)	3,035,644	1,094,809	19,616,016

7

Mitsubishi UFJ Financial Group, Inc.

(4) Notes on Going-Concern Assumption

None.

(5) Additional Information

(Information relevant to an understanding by readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, Determination of internal credit ratings for some counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd., our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account additional expected losses that are not reflected in such loss rates calculated based on historical loss experience and other factors, especially in light of the Russia-Ukraine situation. The amount of impact of these adjustments was ¥63,094 million as of September 30, 2023 (¥69,569 million as of March 31, 2023).

Given that actual loss information after the expansion of COVID-19 has been accumulated and the impact of COVID-19 is reflected in the loss rates calculated based on historical loss experience, starting in the current semi-annual reporting period, no adjustment are made based on future projections that take into account the rate of increase in the credit loss rate or the default probability in a recent period.

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification Topic 326, “Financial Instruments—Credit losses,” provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, some counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to factors with respect to which objective data are not readily available such as changes in the economic environment, commodity prices, monetary policy and geopolitical situation in each country.

8

Mitsubishi UFJ Financial Group, Inc.

In particular, the outlook relating to the Russia-Ukraine situation remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation will remain for some time. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the six-month period ended September 30, 2023, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the nine-month period ending December 31, 2023 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

(Provisional closing of accounts of a significant equity-method affiliate)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31 and, previously, the equity method of accounting was applied to Morgan Stanley’s consolidated financial statements as of the end of Morgan Stanley’s quarterly reporting period. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that, effective from the semi-annual reporting period ended September 30, 2023, the equity method of accounting will be applied to Morgan Stanley based on a provisional closing of accounts to be implemented as of September 30, which is the end of MUFG’s semi-annual reporting period.

Accordingly, for the semi-annual reporting period ended September 30, 2023, the equity method of accounting have been applied to Morgan Stanley’s consolidated financial statements for the nine-month period from January 1, 2023 to September 30, 2023 based on a provisional closing of accounts, and the impact of implementation of such provisional closing of accounts has been reflected in MUFG’s consolidated financial statements for the semi-annual reporting period ended September 30, 2023.

For the period from January 1, 2023 to March 31, 2023, equity in earnings of the equity method investees related to Morgan Stanley is 104,850 million, losses on change in equity related to Morgan Stanley is 22,058 million, and share of other comprehensive income of associates accounted for using equity method related to Morgan Stanley included in other comprehensive income is 367,925 million.

9

Selected Financial Information

under Japanese GAAP

For the Six Months Ended September 30, 2023

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ][ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	20

9. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	22

10. Overseas Loans	[ BK Consolidated excl. KS, BDI ]*5*6	26

11. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	27

12. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	28

13. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	29

(Reference)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	31

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“KS” means Bank of Ayudhya Public Company Limited.
(*6)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2023 (A)	September 30, 2022 (B)	(Decrease) (A) - (B)
Gross profits	2,487,420	2,323,442	163,978
Gross profits before credit costs for trust accounts	2,487,419	2,323,442	163,977
Net interest income	1,229,687	1,674,077	(444,390)
Trust fees	67,414	71,411	(3,996)
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	781,327	700,789	80,537
Net trading profits	186,222	89,420	96,801
Net other operating profits	222,769	(212,257)	435,026
Net gains (losses) on debt securities	(49,802)	(497,177)	447,374
General and administrative expenses	1,401,632	1,428,165	(26,533)
Amortization of goodwill	9,542	10,223	(681)
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,095,329	905,500	189,829
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,085,787	895,276	190,511
Provision for general allowance for credit losses (2)	(121,516)	45,158	(166,674)
Net operating profits*1	964,271	940,434	23,836
Net non-recurring gains (losses)	315,636	(349,340)	664,976
Credit costs (3)	(109,791)	(363,896)	254,105
Losses on loan write-offs*2	(75,970)	(294,116)	218,145
Provision for specific allowance for credit losses	(33,832)	(71,234)	37,402
Other credit costs	10	1,453	(1,442)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	27,960	(27,960)
Gains on loans written-off (6)	50,080	46,945	3,134
Net gains (losses) on equity securities	130,377	76,125	54,252
Gains on sales of equity securities	143,104	147,037	(3,932)
Losses on sales of equity securities	(8,458)	(15,404)	6,945
Losses on write-down of equity securities	(4,268)	(55,507)	51,239
Equity in earnings of equity method investees	305,305	239,246	66,059
Other non-recurring gains (losses)*2	(60,335)	(375,720)	315,385

Ordinary profits	1,279,907	591,094	688,813

Net extraordinary gains (losses)	(42,813)	(57,349)	14,535
Net gains (losses) on disposition of fixed assets	3,382	2,611	771
Losses on impairment of fixed assets	(23,778)	(6,838)	(16,940)
Losses on change in equity	(22,058)	(23,711)	1,653
Losses on sales of shares of affiliates	—	(29,401)	29,401
Profits before income taxes	1,237,093	533,744	703,348
Income taxes-current	197,629	202,010	(4,380)
Income taxes-deferred	77,293	58,800	18,493
Total taxes	274,923	260,810	14,112
Profits	962,170	272,934	689,235
Profits attributable to non-controlling interests	34,888	41,842	(6,954)

Profits attributable to owners of parent	927,281	231,091	696,189

Note:

*1.  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUFG Union Bank, N.A. (“MUB”), an aggregate of ¥631,861 million of losses were recognized for the six months ended September 30, 2022, primarily in accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥385,215 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥232,571 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(181,227)	(243,832)	62,605
Number of consolidated subsidiaries	252	252	—
Number of affiliated companies accounted for under the equity method	46	54	(8)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2023 (A)	September 30, 2022 (B)	(Decrease) (A) - (B)
Gross profits	1,509,794	1,176,143	333,650
Gross profits before credit costs for trust accounts	1,509,794	1,176,143	333,650
Domestic gross profits	706,634	610,546	96,087
Net interest income	433,339	389,748	43,591
Trust fees	58,464	56,194	2,269
Credit costs for trust accounts (1)	0	—	0
Net fees and commissions	158,850	147,694	11,156
Net trading profits	(22,760)	(16,365)	(6,394)
Net other operating profits	78,740	33,275	45,465
Net gains (losses) on debt securities	(16,713)	(22,855)	6,141
Non-domestic gross profits	803,160	565,596	237,563
Net interest income	453,182	770,284	(317,101)
Net fees and commissions	191,481	116,969	74,512
Net trading profits	42,594	20,000	22,593
Net other operating profits	115,901	(341,656)	457,558
Net gains (losses) on debt securities	(32,939)	(475,452)	442,512
General and administrative expenses	747,217	655,461	91,755
Personnel expenses	310,508	213,975	96,533
Non-personnel expenses	401,264	403,405	(2,140)
Taxes	35,443	38,080	(2,636)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	762,577	520,681	241,895
Provision for general allowance for credit losses (2)	(103,961)	—	(103,961)
Net operating profits	658,616	520,681	137,934
Net non-recurring gains (losses)	137,043	240,343	(103,300)
Credit costs (3)	26,455	(9,506)	35,961
Reversal of allowance for credit losses (4)	—	69,742	(69,742)
Reversal of reserve for contingent losses included in credit costs (5)	—	26,840	(26,840)
Gains on loans written-off (6)	12,780	8,117	4,662
Net gains (losses) on equity securities	125,514	78,874	46,639
Gains on sales of equity securities	138,804	144,102	(5,297)
Losses on sales of equity securities	(10,119)	(15,612)	5,493
Losses on write-down of equity securities	(3,170)	(49,614)	46,444
Other non-recurring gains (losses)	(27,706)	66,274	(93,981)

Ordinary profits	795,659	761,025	34,634

Net extraordinary gains (losses)	(3,123)	(9,518)	6,394
Net gains (losses) on disposition of fixed assets	2,225	359	1,866
Losses on impairment of fixed assets	(14,634)	(4,747)	(9,886)
Gains on sales of shares of subsidiaries	4,863	—	4,863
Gains on extinguishment of tie-in shares	4,319	—	4,319
Losses on sales of shares of affiliates	—	(5,248)	5,248
Income before income taxes	792,535	751,506	41,028
Income taxes-current	140,866	141,589	(723)
Income taxes-deferred	15,176	68,893	(53,716)
Total taxes	156,043	210,482	(54,439)

Net income	636,492	541,024	95,468

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(64,724)	95,194	(159,919)
Credit costs for trust accounts	0	—	0
Provision for general allowance for credit losses	(103,961)	75,608	(179,569)
Provision for special allowance for credit losses	40,272	(10,005)	50,277
Allowance for credit to specific foreign borrowers	1,143	4,139	(2,995)
Losses on loans write-offs	(12,711)	(6,180)	(6,530)
Provision for contingent losses included in credit costs	(2,718)	26,814	(29,532)
Gains on loans written-off	12,780	8,117	4,662
Losses on sales of other loans, etc.	469	(3,298)	3,768
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	812,230	1,018,990	(206,759)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	719,834	528,864	190,969

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2023 (A)	September 30, 2022 (B)	(Decrease) (A) - (B)
Gross profits	1,802,037	1,642,276	159,761
Net interest income	1,065,638	1,276,294	(210,656)
Trust fees	—	7,082	(7,082)
Net fees and commissions	433,771	391,557	42,213
Net trading profits	113,984	69,305	44,678
Net other operating profits	188,644	(101,964)	290,608
Net gains (losses) on debt securities	(31,124)	(276,365)	245,241
General and administrative expenses	913,370	985,397	(72,026)
Amortization of goodwill	2,917	3,749	(832)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	891,584	660,628	230,955
Net operating profits before provision for general allowance for credit losses	888,667	656,878	231,788
Provision for general allowance for credit losses (1)	(118,145)	42,919	(161,064)
Net operating profits*1	770,521	699,798	70,723
Net non-recurring gains (losses)	71,070	(541,407)	612,477
Credit costs (2)	(54,663)	(314,345)	259,681
Losses on loan write-offs*2	(33,726)	(255,988)	222,261
Provision for specific allowance for credit losses	(20,947)	(59,810)	38,863
Other credit costs	10	1,453	(1,443)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	27,960	(27,960)
Gains on loans written-off (5)	36,848	34,276	2,572
Net gains (losses) on equity securities	104,305	57,583	46,722
Gains on sales of equity securities	116,523	126,250	(9,727)
Losses on sales of equity securities	(9,413)	(14,523)	5,109
Losses on write-down of equity securities	(2,803)	(54,143)	51,340
Equity in earnings of equity method investees	22,320	23,118	(797)
Other non-recurring gains (losses)*2	(37,741)	(370,000)	332,259

Ordinary profits	841,591	158,391	683,200

Net extraordinary gains (losses)	(20,107)	(32,721)	12,614
Net gains (losses) on disposition of fixed assets	2,040	1,413	627
Losses on impairment of fixed assets	(22,147)	(4,149)	(17,998)
Losses on sales of shares of affiliates	—	(29,985)	29,985
Profits before income taxes	821,484	125,669	695,815
Income taxes-current	157,114	144,784	12,329
Income taxes-deferred	47,803	42,097	5,706
Total taxes	204,917	186,881	18,036
Profits	616,567	(61,212)	677,779
Profits attributable to non-controlling interests	13,026	(17,352)	30,378

Profits attributable to owners of parent	603,540	(43,859)	647,400

Note:

*1.  Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUB, an aggregate of ¥631,861 million of losses were recognized for the six months ended September 30, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥385,215 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥232,571 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(135,960)	(209,188)	73,228

Number of consolidated subsidiaries	113	116	(3)
Number of affiliated companies accounted for under the equity method	41	47	(6)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2023 (A)	September 30, 2022 (B)	(Decrease) (A) - (B)
Gross profits	1,341,105	962,280	378,824
Domestic gross profits	551,583	460,329	91,254
Net interest income	406,622	352,945	53,676
Net fees and commissions	116,057	105,967	10,090
Net trading profits	1,526	1,446	80
Net other operating profits	27,377	(29)	27,407
Net gains (losses) on debt securities	(15,637)	(17,448)	1,810
Non-domestic gross profits	789,522	501,951	287,570
Net interest income	404,853	470,269	(65,416)
Net fees and commissions	191,033	116,599	74,433
Net trading profits	65,037	34,830	30,206
Net other operating profits	128,597	(119,748)	248,346
Net gains (losses) on debt securities	(15,345)	(260,468)	245,122
General and administrative expenses	641,831	557,828	84,003
Personnel expenses	275,638	181,549	94,088
Non-personnel expenses	335,372	343,314	(7,942)
Amortization of goodwill	1,906	817	1,089
Taxes	30,821	32,964	(2,142)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	701,180	405,269	295,911
Net operating profits before provision for general allowance for credit losses	699,273	404,452	294,821
Provision for general allowance for credit losses (1)	(103,849)	—	(103,849)
Net operating profits	595,423	404,452	190,971
Net non-recurring gains (losses)	130,114	222,256	(92,142)
Credit costs (2)	26,582	(9,479)	36,061
Reversal of allowance for credit losses (3)	—	69,633	(69,633)
Reversal of reserve for contingent losses included in credit costs (4)	—	26,840	(26,840)
Gains on loans written-off (5)	12,780	8,117	4,662
Net gains (losses) on equity securities	103,406	62,504	40,902
Gains on sales of equity securities	114,001	125,466	(11,465)
Losses on sales of equity securities	(9,238)	(14,466)	5,228
Losses on write-down of equity securities	(1,355)	(48,495)	47,140
Other non-recurring gains (losses)	(12,655)	64,639	(77,294)

Ordinary profits	725,537	626,708	98,829

Net extraordinary gains (losses)	(1,776)	(7,664)	5,888
Net gains (losses) on disposition of fixed assets	2,079	169	1,910
Losses on impairment of fixed assets	(13,039)	(2,585)	(10,453)
Gains on sales of shares of subsidiaries	4,863	—	4,863
Gains on extinguishment of tie-in shares	4,319	—	4,319
Losses on sales of shares of affiliates	—	(5,248)	5,248
Income before income taxes	723,761	619,044	104,717
Income taxes-current	121,227	106,063	15,163
Income taxes-deferred	17,431	71,954	(54,522)
Total taxes	138,658	178,017	(39,358)

Net income	585,102	441,026	144,076

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(64,487)	95,112	(159,600)
Provision for general allowance for credit losses	(103,849)	75,499	(179,349)
Provision for special allowance for credit losses	40,272	(10,004)	50,277
Allowance for credit to specific foreign borrowers	1,143	4,139	(2,995)
Losses on loans write-off	(12,710)	(6,180)	(6,530)
Provision for contingent losses included in credit costs	(2,592)	26,840	(29,433)
Gains on loans written-off	12,780	8,117	4,662
Losses on sales of other loans, etc.	469	(3,298)	3,768

Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	730,256	682,368	47,887
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	689,204	429,537	259,666

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2023 (A)	September 30, 2022 (B)	(Decrease) (A) - (B)
Gross profits	310,460	319,285	(8,825)
Gross profits before credit costs for trust accounts	310,460	319,285	(8,825)
Trust fees	67,604	64,552	3,051
Trust fees before credit costs for trust accounts	67,603	64,552	3,050
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,902	7,446	456
Other trust fees	59,700	57,106	2,594
Credit costs for trust accounts (1)	0	—	0
Net interest income	74,052	315,996	(241,944)
Net fees and commissions	165,428	147,877	17,551
Net trading profits	(45,285)	(31,935)	(13,349)
Net other operating profits	48,660	(177,206)	225,866
Net gains (losses) on debt securities	(18,698)	(220,496)	201,797
General and administrative expenses	221,961	196,103	25,857
Amortization of goodwill	6,623	6,472	150
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	95,122	129,654	(34,532)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	88,498	123,182	(34,683)
Provision for general allowance for credit losses (2)	(138)	—	(138)
Net operating profits*	88,360	123,182	(34,821)
Net non-recurring gains (losses)	6,182	15,066	(8,883)
Credit costs (3)	8	(0)	8
Losses on loan write-offs	(1)	(0)	(1)
Provision for specific allowance for credit losses	10	—	10
Other credit costs	—	—	—
Reversal of allowance for credit losses (4)	—	52	(52)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	2	11	(8)
Net gains (losses) on equity securities	22,362	16,314	6,048
Gains on sales of equity securities	24,803	18,635	6,167
Losses on sales of equity securities	(880)	(1,146)	265
Losses on write-down of equity securities	(1,559)	(1,174)	(385)
Equity in earnings of equity method investees	1,788	943	844
Other non-recurring gains (losses)	(17,979)	(2,255)	(15,724)

Ordinary profits	94,543	138,248	(43,705)

Net extraordinary gains (losses)	(194)	(1,975)	1,781
Net gains (losses) on disposition of fixed assets	1,436	190	1,245
Losses on impairment of fixed assets	(1,631)	(2,166)	535
Profits before income taxes	94,348	136,272	(41,924)
Income taxes-current	29,339	43,940	(14,601)
Income taxes-deferred	(1,758)	(2,727)	969
Total taxes	27,581	41,213	(13,632)
Profits	66,767	95,059	(28,291)
Profits attributable to non-controlling interests	194	238	(43)

Profits attributable to owners of parent	66,573	94,821	(28,247)

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(127)	63	(190)

Number of consolidated subsidiaries	107	105	2
Number of affiliated companies accounted for under the equity method	4	4	—

TB Consolidated (combined operating results of TB and transferred entities to Intermediate Holding Company in the United States)

To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company (“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	89,893	126,000	(36,106)
Profits attributable to owners of parent	67,574	96,833	(29,258)
Number of the entities transferred to IHC	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the six months ended		Increase
	September 30, 2023 (A)	September 30, 2022 (B)	(Decrease) (A) - (B)
Gross profits	168,688	213,863	(45,174)
Gross profits before credit costs for trust accounts	168,688	213,863	(45,174)
Domestic gross profits	155,050	150,217	4,833
Trust fees	58,464	56,194	2,269
Trust fees before credit costs for trust accounts	58,463	56,194	2,268
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	7,902	7,446	456
Other trust fees	50,560	48,748	1,812
Credit costs for trust accounts (1)	0	—	0
Net interest income	26,716	36,802	(10,085)
Net fees and commissions	42,793	41,727	1,066
Net trading profits	(24,286)	(17,811)	(6,474)
Net other operating profits	51,363	33,305	18,057
Net gains (losses) on debt securities	(1,076)	(5,407)	4,330
Non-domestic gross profits	13,638	63,645	(50,007)
Net interest income	48,329	300,014	(251,685)
Net fees and commissions	448	369	78
Net trading profits	(22,443)	(14,830)	(7,612)
Net other operating profits	(12,695)	(221,908)	209,212
Net gains (losses) on debt securities	(17,594)	(214,984)	197,389
General and administrative expenses	105,385	97,633	7,751
Personnel expenses	34,870	32,425	2,444
Non-personnel expenses	65,891	60,090	5,801
Taxes	4,622	5,116	(494)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	63,303	116,229	(52,926)
Provision for general allowance for credit losses (2)	(111)	—	(111)
Net operating profits	63,192	116,229	(53,037)
Net non-recurring gains (losses)	6,929	18,086	(11,157)
Credit costs (3)	(127)	(27)	(99)
Reversal of allowance for credit losses (4)	—	108	(108)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	0	0	(0)
Net gains (losses) on equity securities	22,107	16,370	5,737
Gains on sales of equity securities	24,803	18,635	6,167
Losses on sales of equity securities	(880)	(1,146)	265
Losses on write-down of equity securities	(1,815)	(1,118)	(696)
Other non-recurring gains (losses)	(15,051)	1,634	(16,686)

Ordinary profits	70,121	134,316	(64,194)

Net extraordinary gains (losses)	(1,347)	(1,853)	505
Net gains (losses) on disposition of fixed assets	145	189	(43)
Losses on impairment of fixed assets	(1,595)	(2,161)	566
Income before income taxes	68,773	132,462	(63,688)
Income taxes-current	19,639	35,526	(15,886)
Income taxes-deferred	(2,255)	(3,061)	806
Total taxes	17,384	32,464	(15,080)

Net income	51,389	99,997	(48,608)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(237)	81	(319)
Credit costs for trust accounts	0	—	0
Provision for general allowance for credit losses	(111)	109	(220)
Provision for special allowance for credit losses	0	(0)	0
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	(1)	(0)	(0)
Provision for contingent losses included in credit costs	(125)	(26)	(99)
Gains on loans written-off	0	0	(0)
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	81,973	336,621	(254,647)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	30,630	99,327	(68,697)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2023 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2022 (B)
Total average interest rate on interest-earning assets (a)	0.59	0.08	0.51
Average interest rate on loans and bills discounted (b)	0.78	0.02	0.75
Average interest rate on securities	0.76	0.18	0.58
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.30	(0.01)	0.32
Average interest rate on deposits and NCD (d)	0.00	0.00	0.00
Average interest rate on other liabilities	0.16	0.05	0.10
Overall interest rate spread (a)-(c)	0.29	0.10	0.19
Interest rate spread (b)-(d)	0.78	0.02	0.75

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.80	0.03	0.76
Interest rate spread (e)-(d)	0.80	0.03	0.76

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2023 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2022 (B)
Total average interest rate on interest-earning assets (a)	0.71	(0.05)	0.76
Average interest rate on loans and bills discounted (b)	0.55	0.19	0.36
Average interest rate on securities	2.63	0.08	2.54
Total average interest rate on interest-bearing liabilities (c)	0.21	0.05	0.16
Average interest rate on deposits and NCD (d)	0.01	0.00	0.01
Overall interest rate spread (a)-(c)	0.49	(0.11)	0.60
Interest rate spread (b)-(d)	0.53	0.19	0.34

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.71	(0.02)	0.74
Interest rate spread (e)-(d)	0.69	(0.03)	0.72

(Reference) BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the six months ended September 30, 2023 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2022 (B)
Average interest rate on loans and bills discounted (a)	0.77	0.03	0.73
Average interest rate on deposits and NCD (b)	0.00	0.00	0.00
Interest rate spread (a)-(b)	0.77	0.03	0.73

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.80	0.03	0.76
Interest rate spread (c)-(b)	0.79	0.03	0.76

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of September 30, 2023
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	2,147.5	15,175.5	14,170.4	31,493.5
Receive-floater/pay-fix	404.1	2,513.2	6,314.0	9,231.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,551.7	17,688.8	20,484.4	40,725.0

BK Consolidated
	(in billions of yen)
	As of September 30, 2023
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,924.0	14,542.7	13,998.1	30,464.9
Receive-floater/pay-fix	88.8	1,050.1	4,751.2	5,890.2
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	2,012.8	15,592.8	18,749.4	36,355.1

TB Consolidated
	(in billions of yen)
	As of September 30, 2023
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	223.5	476.8	140.5	841.0
Receive-floater/pay-fix	305.3	1,385.6	1,526.6	3,217.6
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	528.9	1,862.4	1,667.2	4,058.7

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	24,657,025	(498,939)	10,214	509,154	21,520,080	(133,925)	49,237	183,163
Domestic bonds	17,104,463	(142,111)	9,331	151,443	15,052,012	8,012	35,612	27,599
Government bonds	14,767,776	(114,090)	9,066	123,157	13,513,972	12,778	32,129	19,351
Municipal bonds	1,742,822	(25,432)	69	25,501	1,144,825	(5,334)	2,473	7,808
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	593,864	(2,588)	196	2,784	393,214	568	1,009	440
Other	7,552,561	(356,828)	882	357,711	6,468,068	(141,938)	13,625	155,563
Foreign bonds	4,785,679	(333,444)	—	333,444	3,913,345	(92,148)	13,606	105,754
Other	2,766,881	(23,384)	882	24,266	2,554,723	(49,790)	18	49,809

	(in millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	59,767,197	1,369,558	3,653,694	2,284,136	65,121,075	1,420,165	3,056,638	1,636,472
Domestic equity securities	4,766,911	3,266,031	3,284,179	18,147	4,271,923	2,720,728	2,745,235	24,506
Domestic bonds	26,108,297	(212,021)	10,295	222,316	29,751,905	(120,020)	22,256	142,277
Government bonds	21,675,228	(149,664)	3,595	153,259	23,518,832	(86,365)	9,112	95,477
Municipal bonds	1,435,995	(12,524)	528	13,053	2,759,940	(13,808)	2,062	15,871
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	2,997,072	(49,832)	6,170	56,003	3,473,132	(19,846)	11,081	30,928
Other	28,891,989	(1,684,452)	359,220	2,043,672	31,097,247	(1,180,541)	289,146	1,469,688
Foreign equity securities	585,088	(106,757)	25,386	132,144	408,377	(65,604)	23,090	88,695
Foreign bonds	18,751,379	(1,706,553)	12,494	1,719,047	21,710,161	(1,116,208)	61,205	1,177,413
Other	9,555,520	128,858	321,339	192,480	8,978,707	1,271	204,850	203,579

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	21,932,483	(440,481)	9,422	449,903	19,047,385	(78,497)	49,199	127,696
Stocks of subsidiaries and affiliates	610,147	602,630	605,531	2,901	610,147	482,330	482,914	584

	(in millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	43,909,616	1,414,591	2,818,180	1,403,588	50,631,570	1,276,158	2,374,166	1,098,007
Domestic equity securities	4,008,110	2,698,586	2,713,790	15,204	3,566,081	2,212,225	2,232,823	20,598
Domestic bonds	24,195,262	(136,062)	9,924	145,987	28,013,980	(79,159)	21,133	100,292
Other	15,706,244	(1,147,932)	94,465	1,242,397	19,051,508	(856,907)	120,209	977,117
Foreign equity securities	542,571	(116,280)	15,884	132,164	367,745	(73,953)	15,072	89,026
Foreign bonds	8,796,573	(947,268)	4,665	951,933	12,565,104	(672,998)	48,517	721,516
Other	6,367,099	(84,383)	73,915	158,299	6,118,658	(109,954)	56,619	166,573
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2023				As of March 31, 2023
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	22,673,654	11,431,784	5,548,778	1,645,507	21,479,460	14,127,226	5,612,956	1,846,349
Government bonds	21,865,341	8,582,003	3,979,419	532,771	20,827,187	10,418,215	3,819,123	670,500
Municipal bonds	335,283	1,421,166	1,228,133	—	292,101	2,002,924	1,413,467	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	473,029	1,428,613	341,225	1,112,736	360,171	1,706,086	380,365	1,175,849
Other	3,143,825	4,893,546	2,038,361	8,703,176	2,668,272	9,065,937	2,182,686	7,468,702
Foreign equity securities	7,209	23,483	—	—	6,690	27,734	—	—
Foreign bonds	2,612,388	2,074,255	1,245,874	7,204,132	2,180,275	5,989,003	1,525,102	6,370,025
Other	524,226	2,795,807	792,486	1,499,043	481,305	3,049,198	657,584	1,098,677
Total	25,817,480	16,325,331	7,587,140	10,348,684	24,147,732	23,193,164	7,795,642	9,315,052

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,724,541	(58,458)	792	59,250	2,472,695	(55,428)	38	55,466
Stocks of subsidiaries and affiliates	13,636	(1,139)	—	1,139	11,636	(758)	—	758

	(in millions of yen)
	As of September 30, 2023				As of March 31, 2023
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	12,089,145	117,140	805,903	688,763	10,871,284	208,580	626,109	417,529
Domestic equity securities	822,995	555,654	558,235	2,581	745,387	467,925	472,431	4,506
Domestic bonds	1,882,955	(76,075)	369	76,445	1,705,587	(40,984)	1,114	42,098
Other	9,383,194	(362,438)	247,298	609,736	8,420,308	(218,360)	152,563	370,923
Foreign equity securities	94	75	75	—	81	63	63	—
Foreign bonds	6,976,857	(575,104)	5,313	580,417	6,367,896	(334,590)	9,436	344,026
Other	2,406,243	212,591	241,910	29,319	2,052,330	116,165	143,062	26,897
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of September 30, 2023				As of March 31, 2023
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	24,703	924,983	358,792	574,475	14,781	759,692	368,758	562,355
Government bonds	—	753,410	247,556	454,571	—	588,036	243,905	435,611
Municipal bonds	2,507	82,592	109,135	—	2,515	73,164	120,593	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	22,196	88,980	2,100	119,903	12,266	98,491	4,260	126,743
Other	349,555	2,638,420	3,213,869	3,998,323	1,039,868	1,450,370	3,517,807	3,293,498
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	339,481	2,509,092	3,073,676	3,779,147	1,006,548	1,268,451	3,424,962	3,140,629
Other	10,073	129,328	140,193	219,176	33,320	181,918	92,844	152,868
Total	374,259	3,563,404	3,572,662	4,572,798	1,054,649	2,210,062	3,886,565	3,855,853

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the six months ended September 30, 2023 (A)	Increase (Decrease) (A) - (B)	For the six months ended September 30, 2022 (B)
ROE (MUFG basis) *1	10.65	7.73	2.91
ROE (JPX basis) *2	10.37	7.64	2.73

Note:

*1	ROE (MUFG basis) is computed as follows:

Profits attributable to owners of parent × 2	×	100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

*2	Japan Exchange Group

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of September 30, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
(1) Total capital ratio (4)/(7)	14.02%	0.11%	13.91%
(2) Tier 1 capital ratio (5)/(7)	12.13%	0.09%	12.04%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.61%	(0.15)%	10.76%
(4) Total capital	18,734.8	1,568.7	17,166.1
(5) Tier 1 capital	16,212.7	1,349.0	14,863.7
(6) Common Equity Tier 1 capital	14,176.5	895.7	13,280.8
(7) Risk weighted assets	133,561.4	10,198.0	123,363.3
(8) Required Capital (7)×8%	10,684.9	815.8	9,869.0

BK Consolidated	(in billions of yen)
	As of September 30, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
(1) Total capital ratio (4)/(7)	12.70%	0.11%	12.58%
(2) Tier 1 capital ratio (5)/(7)	11.17%	0.12%	11.04%
(3) Common Equity Tier 1 capital ratio (6)/(7)	9.78%	(0.10)%	9.89%
(4) Total capital	15,609.5	1,401.6	14,207.8
(5) Tier 1 capital	13,729.1	1,259.9	12,469.2
(6) Common Equity Tier 1 capital	12,029.5	857.4	11,172.1
(7) Risk weighted assets	122,878.2	10,007.7	112,870.4
(8) Required Capital (7)×8%	9,830.2	800.6	9,029.6

TB Consolidated	(in billions of yen)
	As of September 30, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
(1) Total capital ratio (4)/(7)	19.89%	(0.78)%	20.67%
(2) Tier 1 capital ratio (5)/(7)	17.27%	(0.65)%	17.93%
(3) Common Equity Tier 1 capital ratio (6)/(7)	15.50%	(0.91)%	16.41%
(4) Total capital	2,174.4	132.8	2,041.5
(5) Tier 1 capital	1,888.6	117.6	1,770.9
(6) Common Equity Tier 1 capital	1,694.5	73.6	1,620.8
(7) Risk weighted assets	10,930.8	1,055.5	9,875.3
(8) Required Capital (7)×8%	874.4	84.4	790.0

BK Non-consolidated	(in billions of yen)
	As of September 30, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
(1) Total capital ratio (4)/(7)	10.68%	(0.03)%	10.71%
(2) Tier 1 capital ratio (5)/(7)	9.25%	(0.04)%	9.30%
(3) Common Equity Tier 1 capital ratio (6)/(7)	7.80%	(0.30)%	8.11%
(4) Total capital	12,108.8	993.5	11,115.3
(5) Tier 1 capital	10,489.5	845.4	9,644.1
(6) Common Equity Tier 1 capital	8,844.5	434.2	8,410.2
(7) Risk weighted assets	113,281.9	9,594.1	103,687.7
(8) Required Capital (7)×8%	9,062.5	767.5	8,295.0

TB Non-consolidated	(in billions of yen)
	As of September 30, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
(1) Total capital ratio (4)/(7)	18.61%	(0.98)%	19.60%
(2) Tier 1 capital ratio (5)/(7)	16.21%	(0.90)%	17.11%
(3) Common Equity Tier 1 capital ratio (6)/(7)	14.58%	(1.16)%	15.74%
(4) Total capital	2,210.1	79.1	2,131.0
(5) Tier 1 capital	1,925.2	64.0	1,861.1
(6) Common Equity Tier 1 capital	1,731.7	20.0	1,711.6
(7) Risk weighted assets	11,873.8	1,002.6	10,871.2
(8) Required Capital (7)×8%	949.9	80.2	869.6

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt	205,068	198,312	6,755
Doubtful	695,488	746,207	(50,718)
Special Attention	633,663	618,892	14,770
Accruing loans contractually past due 3 months or more	26,219	23,679	2,539
Restructured loans	607,443	595,212	12,231
Subtotal (A)	1,534,219	1,563,411	(29,192)

Normal (B)	126,874,902	121,766,210	5,108,692
Total loans (C=A+B)	128,409,121	123,329,622	5,079,499

Non-performing loans ratio (A)/(C)	1.19%	1.26%	(0.07)%

Write-offs	225,101	216,625	8,476

(2) Allowance for Credit Losses

	(in millions of yen)
	As of September 30, 2023	Coverage ratio (D)/(A)	As of March 31, 2023	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,382,406	90.10%	1,245,727	79.68%	136,679	10.42%
General allowance for credit losses	958,918		799,536		159,382
Specific allowance for credit losses	392,466		414,026		(21,559)
Allowance for credit to specific foreign borrowers	31,021		32,165		(1,143)

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	864,259	935,849	(71,590)
Overseas	669,960	627,561	42,398
Asia	413,477	370,222	43,254
Indonesia	49,076	40,496	8,580
Singapore	23,335	25,067	(1,731)
Thailand	266,275	231,386	34,888
Other	74,789	73,272	1,517
Americas	96,576	102,130	(5,553)
Europe, Middle East and Other	159,906	155,209	4,697

Total	1,534,219	1,563,411	(29,192)

Classified by Industry	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	864,259	935,849	(71,590)
Manufacturing	308,619	355,468	(46,849)
Construction	8,279	8,467	(187)
Wholesale and retail	91,820	90,725	1,095
Finance and insurance	1,765	8,119	(6,353)
Real estate, goods rental and leasing	49,252	36,097	13,154
Services	90,462	99,295	(8,833)
Other industries	52,805	77,598	(24,792)
Consumer	261,253	260,078	1,174
Overseas	669,960	627,561	42,398
Financial institutions	13,738	2,601	11,136
Commercial and industrial	506,379	502,318	4,060
Other	149,842	122,640	27,201

Total	1,534,219	1,563,411	(29,192)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt	62,530	74,448	(11,917)
Doubtful	468,850	546,567	(77,717)
Special Attention	475,506	464,199	11,306
Accruing loans contractually past due 3 months or more	18,972	17,167	1,805
Restructured loans	456,534	447,032	9,501
Subtotal (A)	1,006,887	1,085,215	(78,328)

Normal (B)	113,806,458	109,665,679	4,140,779
Total loans (C=A+B)	114,813,346	110,750,895	4,062,450

Non-performing loans ratio (A)/(C)	0.87%	0.97%	(0.10)%

Write-offs	190,630	182,181	8,449

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2023	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	777,975	77.26%	805,937	74.26%	(27,961)	3.00%
Allowance for credit losses (D)	343,433		333,135		10,297
Collateral, guarantees, etc. (E)	434,542		472,801		(38,259)

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	62,530		3,952		58,578			100.00%
	[74,448	]	[5,000	]	[69,448	]		[100.00	%]
Doubtful	468,850		177,005		187,665			77.77%
	[546,567	]	[224,271	]	[215,061	]		[80.38	%]
Special Attention	475,506		162,475		188,298			73.76%
	[464,199	]	[103,864	]	[188,292	]		[62.93	%]
Total	1,006,887		343,433		434,542			77.26%
	[1,085,215	]	[333,135	]	[472,801	]		[74.26	%]

Note: The upper figures are as of September 30, 2023. The lower figures with brackets are as of March 31, 2023.
(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area

	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	672,587	750,949	(78,362)
Overseas	334,299	334,266	33
Asia	97,704	97,915	(210)
Indonesia	—	—	—
Singapore	23,335	25,067	(1,731)
Thailand	—	—	—
Other	74,368	72,847	1,520
Americas	96,576	102,130	(5,553)
Europe, Middle East and Other	140,019	134,220	5,798
Total	1,006,887	1,085,215	(78,328)

Classified by Industry
	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	672,587	750,949	(78,362)
Manufacturing	307,294	354,298	(47,004)
Construction	7,999	8,326	(327)
Wholesale and retail	89,917	88,785	1,131
Finance and insurance	1,744	8,097	(6,353)
Real estate	24,674	22,638	2,035
Goods rental and leasing	24,559	13,438	11,121
Services	90,376	99,205	(8,829)
Other industries	52,154	77,283	(25,128)
Consumer	73,868	78,875	(5,007)
Overseas	334,299	334,266	33
Financial institutions	13,179	2,331	10,848
Commercial and industrial	320,982	325,729	(4,746)
Other	137	6,204	(6,067)
Total	1,006,887	1,085,215	(78,328)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt	62,391	74,313	(11,921)
Doubtful	466,782	544,648	(77,866)
Special Attention	475,506	464,199	11,306
Accruing loans contractually past due 3 months or more	18,972	17,167	1,805
Restructured loans	456,534	447,032	9,501
Subtotal (A)	1,004,680	1,083,162	(78,481)

Normal (B)	111,186,750	107,103,161	4,083,588
Total loans (C=A+B)	112,191,430	108,186,323	4,005,107

Non-performing loans ratio (A)/(C)	0.89%	1.00%	(0.10)%

Write-offs	190,597	182,148	8,448

(2)	Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2023	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	775,769	77.21%	803,883	74.21%	(28,113)	2.99%
Allowance for credit losses (D)	343,433		333,135		10,297
Collateral, guarantees, etc. (E)	432,335		470,747		(38,411)

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	62,391		3,952		58,439		100.00%		100.00%
	[74,313	]	[5,000	]	[69,313	]	[100.00	%]	[100.00	%]
Doubtful	466,782		177,005		185,596		62.94%		77.68%
	[544,648	]	[224,271	]	[213,141	]	[67.65	%]	[80.31	%]
Special Attention	475,506		162,475		188,298		56.57%		73.76%
	[464,199	]	[103,864	]	[188,292	]	[37.64	%]	[62.93	%]
Total	1,004,680		343,433		432,335		60.00%		77.21%
	[1,083,162	]	[333,135	]	[470,747	]	[54.39	%]	[74.21	%]

Note: The upper figures are as of September 30, 2023. The lower figures with brackets are as of March 31, 2023.

(4)	Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	670,381	748,895	(78,514)
Overseas	334,299	334,266	33
Asia	97,704	97,915	(210)
Indonesia	—	—	—
Singapore	23,335	25,067	(1,731)
Thailand	—	—	—
Other	74,368	72,847	1,520
Americas	96,576	102,130	(5,553)
Europe, Middle East and Other	140,019	134,220	5,798

Total	1,004,680	1,083,162	(78,481)

Classified by Industry	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	670,381	748,895	(78,514)
Manufacturing	307,294	354,298	(47,004)
Construction	7,999	8,326	(327)
Wholesale and retail	89,917	88,785	1,131
Finance and insurance	1,744	8,097	(6,353)
Real estate	24,674	22,638	2,035
Goods rental and leasing	24,559	13,438	11,121
Services	90,376	99,205	(8,829)
Other industries	52,154	77,283	(25,128)
Consumer	71,661	76,821	(5,160)
Overseas	334,299	334,266	33
Financial institutions	13,179	2,331	10,848
Commercial and industrial	320,982	325,729	(4,746)
Other	137	6,204	(6,067)

Total	1,004,680	1,083,162	(78,481)

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1)	Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt	138	134	3
Doubtful	2,068	1,919	148
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	2,206	2,053	152

Normal (B)	2,616,214	2,558,578	57,635
Total loans (C=A+B)	2,618,421	2,560,632	57,788

Non-performing loans ratio (A)/(C)	0.08%	0.08%	—

Write-offs	33	32	0

(2)	Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of September 30, 2023	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	2,206	100.00%	2,053	100.00%	152	—
Allowance for credit losses (D)	—		—		—
Collateral, guarantees, etc. (E)	2,206		2,053		152

(3)	Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) /[(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	138		—		138		—		100.00%
	[134	]	[—	]	[134	]	[—	]	[100.00	%]
Doubtful	2,068		—		2,068		—		100.00%
	[1,919	]	[—	]	[1,919	]	[—	]	[100.00	%]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	2,206		—		2,206		—		100.00%
	[2,053	]	[—	]	[2,053	]	[—	]	[100.00	%]

Note:	The upper figures are as of September 30, 2023. The lower figures with brackets are as of March 31, 2023.

(4)	Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	2,206	2,053	152
Overseas	—	—	—
Asia	—	—	—
Indonesia	—	—	—
Singapore	—	—	—
Thailand	—	—	—
Other	—	—	—
Americas	—	—	—
Europe, Middle East and Other	—	—	—

Total	2,206	2,053	152

Classified by Industry	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	2,206	2,053	152
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	2,206	2,053	152
Overseas	—	—	—
Financial institutions	—	—	—
Commercial and industrial	—	—	—
Other	—	—	—

Total	2,206	2,053	152

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Bankrupt or De facto Bankrupt	—	—	—
Doubtful	—	—	—
Special Attention	—	—	—
Accruing loans contractually past due 3 months or more	—	—	—
Restructured loans	—	—	—
Subtotal (A)	—	—	—

Normal(B)	3,494	3,939	(445)
Total loans (C=A+B)	3,494	3,939	(445)

Non-performing loans ratio (A)/(C)	—	—	—

Write-offs	—	—	—

(2)	Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
	As of September 30, 2023	Coverage ratio [(D)+(E)]/(A)	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)	Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	—	—	—	—	—	—
Allowance for credit losses(D)	—		—		—
Collateral, guarantees, etc.(E)	—		—		—

(3)	Coverage Ratio

(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Doubtful	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Special Attention	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]
Total	—		—		—		—		—
	[—	]	[—	]	[—	]	[—	]	[—	]

Note: The upper figures are as of September 30, 2023. The lower figures with brackets are as of March 31, 2023.

(4)	Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Industry	(in millions of yen)
	As of September 30, 2023	As of March 31, 2023	Increase (Decrease)
Domestic	—	—	—
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	—	—	—
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	—	—	—

Total	—	—	—

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

(in billions of yen)

Self-Assessment					Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[58.5]		[2.9]	[1.0] (*)	100.00%	i) Bankrupt or De facto Bankrupt [62.5]
Substantially Bankrupt Borrowers

Potentially Bankrupt Borrowers	[187.6]		[281.1]		62.94%	ii) Doubtful [468.8]

Borrowers Requiring Caution (Special Attention Borrowers)	[475.5]				56.57%	iii) Special Attention [475.5]
						Accruing loans contractually past due 3 months or more [18.9]
						Restructured loans [456.5]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [113,802.9]
Normal Borrowers

						Non-Performing Loans

						i) + ii) + iii)
						1,006.8

						Loans to Be Disclosed under the Banking Act and the FRA

						i) + ii) + iii) + iv)
						114,809.8

(*)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8.	Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023 (A)	As of September 30, 2023 (B)	(B) - (A)
Assets newly categorized during fiscal 2020	274,842	182,845	135,476	76,399	(59,077)
Assets newly categorized during fiscal 2021		321,978	110,451	80,161	(30,289)
Assets newly categorized during fiscal 2022			240,324	173,254	(67,070)
Assets newly categorized during fiscal 2023				86,918

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2023
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	2,039
Reconstructive treatment	7,482
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	1,321
Write-offs	20,786
Others	145,076
Collection / Repayment	26,427
Upgrade	118,648

Total	176,706	20,231	156,475

Amount in process for disposition	54,889

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2021	As of March 31, 2022	As of March 31, 2023 (A)	As of September 30, 2023 (B)	(B) - (A)
Assets newly categorized during fiscal 2020	706	272	124	124	—
Assets newly categorized during fiscal 2021		635	272	256	(15)
Assets newly categorized during fiscal 2022			986	464	(522)
Assets newly categorized during fiscal 2023				790

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the first half of the fiscal year ended September 30, 2023
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	1
Others	640
Collection / Repayment	117
Upgrade	522

Total	641	27	614

Amount in process for disposition	84

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Domestic offices (excluding loans booked at offshore markets)	69,612,123	203,629	69,408,494
Manufacturing	11,790,311	120,904	11,669,407
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	123,667	(42,837)	166,504
Construction	789,871	(42,949)	832,820
Utilities	2,460,267	(60,743)	2,521,010
Communication and information services	1,181,733	84,827	1,096,905
Transport and postal activities	2,265,199	(44,933)	2,310,132
Wholesale and retail	6,268,488	(227,612)	6,496,100
Finance and insurance	9,075,765	30,605	9,045,159
Real estate	10,300,314	208,859	10,091,455
Goods rental and leasing	2,558,507	(14,989)	2,573,496
Services	2,660,833	(12,907)	2,673,741
Municipal government	1,490,911	31,926	1,458,985
Other industries (including loans to the Japanese government)	18,646,255	173,476	18,472,778
Overseas offices and loans booked at offshore markets	34,787,449	3,518,217	31,269,232

Total	104,399,573	3,721,846	100,677,726

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Total domestic consumer loans	15,038,701	(286,212)	15,324,914
Housing loans	14,334,615	(297,743)	14,632,358
Residential purpose	12,640,255	(262,700)	12,902,955
Other	704,086	11,530	692,556
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Outstanding amount	40,534,310	215,907	40,318,403
% to total domestic loans	58.22%	0.14%	58.08%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Domestic offices (excluding loans booked at offshore markets)	67,048,045	384,059	66,663,986
Manufacturing	11,788,911	120,904	11,668,007
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	123,667	(42,837)	166,504
Construction	789,871	(42,949)	832,820
Utilities	2,460,267	(60,743)	2,521,010
Communication and information services	1,172,256	88,378	1,083,878
Transport and postal activities	2,250,199	(44,933)	2,295,132
Wholesale and retail	6,268,488	(227,612)	6,496,100
Finance and insurance	7,877,728	152,702	7,725,026
Real estate	10,273,767	212,053	10,061,714
Goods rental and leasing	2,558,507	(14,989)	2,573,496
Services	2,660,304	(12,703)	2,673,007
Municipal government	1,490,635	31,941	1,458,694
Other industries (including loans to the Japanese government)	17,333,445	224,847	17,108,598
Overseas offices and loans booked at offshore markets	33,857,683	3,393,920	30,463,763

Total	100,905,728	3,777,979	97,127,749

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Total domestic consumer loans	14,361,109	(248,231)	14,609,341
Housing loans	13,657,762	(259,920)	13,917,682
Residential purpose	11,963,775	(224,908)	12,188,683
Other	703,347	11,689	691,658
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Outstanding amount	39,410,811	279,101	39,131,710
% to total domestic loans	58.77%	0.08%	58.69%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Domestic offices (excluding loans booked at offshore markets)	1,315,894	(150,739)	1,466,633
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	9,477	(3,550)	13,027
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	284,195	(108,178)	392,374
Real estate	559	(3,032)	3,591
Goods rental and leasing	—	—	—
Services	529	(204)	734
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	1,021,132	(35,773)	1,056,905
Overseas offices and loans booked at offshore markets	929,765	124,296	805,468

Total	2,245,659	(26,442)	2,272,102

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Total domestic consumer loans	674,801	(37,738)	712,539
Housing loans	674,062	(37,579)	711,642
Residential purpose	673,697	(37,553)	711,251
Other	738	(158)	897
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Outstanding amount	859,119	(50,545)	909,665
% to total domestic loans	65.28%	3.26%	62.02%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Domestic offices (excluding loans booked at offshore markets)	1,248,184	(29,690)	1,277,875
Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	—	—
Communication and information services	—	—	—
Transport and postal activities	15,000	—	15,000
Wholesale and retail	—	—	—
Finance and insurance	913,842	(13,917)	927,759
Real estate	25,988	(160)	26,149
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	276	(14)	291
Other industries (including loans to the Japanese government)	291,677	(15,597)	307,275
Overseas offices and loans booked at offshore markets	—	—	—

Total	1,248,184	(29,690)	1,277,875

(2) Domestic Consumer Loans
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Total domestic consumer loans	2,790	(242)	3,033
Housing loans	2,790	(242)	3,033
Residential purpose	2,782	(238)	3,020
Other	—	—	—
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Outstanding amount	264,379	(12,648)	277,027
% to total domestic loans	21.18%	(0.49)%	21.67%

Mitsubishi UFJ Financial Group, Inc.

10. Overseas Loans

BK Consolidated excl. KS, BDI

	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Americas	15,262,639	2,033,972	13,228,667
United States	12,897,671	1,638,255	11,259,415
Canada	985,794	215,602	770,191
Brazil	471,765	24,448	447,316
Mexico	345,160	36,400	308,760
Others	562,247	119,264	442,983
Asia/Oceania	11,922,841	705,096	11,217,745
Hong Kong	2,182,957	129,121	2,053,836
China	1,647,618	44,047	1,603,570
Australia	1,641,190	111,176	1,530,014
Singapore	1,577,219	166,399	1,410,819
India	1,090,994	131,473	959,521
Indonesia	821,549	20,501	801,047
Malaysia	718,968	(39,419)	758,388
Korea	561,338	48,521	512,817
Taiwan	548,626	(6,346)	554,973
New Zealand	367,131	(10,560)	377,691
Viet Nam	298,101	32,546	265,554
Others	467,144	77,634	389,510
EMEA	9,578,499	415,552	9,162,946
United Kingdom	2,193,347	(101,214)	2,294,561
Netherlands	1,198,381	211,690	986,691
Germany	835,898	19,453	816,444
France	647,485	38,475	609,009
Luxembourg	558,442	(35,004)	593,447
Ireland	376,688	67,767	308,921
Qatar	285,589	144,036	141,553
Switzerland	240,922	38,609	202,313
Saudi Arabia	228,538	(52,391)	280,929
Turkey	219,826	2,847	216,978
Italy	210,955	13,590	197,364
United Arab Emirates	187,586	(41,747)	229,333
Spain	173,673	(2,715)	176,389
Belgium	170,131	17,574	152,556
Mauritius	143,428	25,833	117,595
Russia	132,970	(8,242)	141,212
Oman	100,033	7,319	92,714
Others	1,674,598	69,670	1,604,928

Total	36,763,980	3,154,621	33,609,359

KS and BDI have the following loan balances in the consolidated financial statements.
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
KS	6,337,285	659,473	5,677,812
BDI	1,378,425	296,577	1,081,848

Mitsubishi UFJ Financial Group, Inc.

11. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deposits (ending balance)	207,510,529	4,161,888	203,348,641
Deposits (average balance)	209,449,922	9,103,590	200,346,332
Loans (ending balance)	103,151,388	3,751,536	99,399,851
Loans (average balance)	104,999,751	5,255,441	99,744,310

BK Non-consolidated
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deposits (ending balance)	195,119,993	2,847,703	192,272,289
Deposits (average balance)	197,769,042	8,734,254	189,034,788
Loans (ending balance)	100,905,728	3,777,979	97,127,749
Loans (average balance)	102,692,255	5,555,119	97,137,135

TB Non-consolidated
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deposits (ending balance)	12,390,536	1,314,184	11,076,351
Deposits (average balance)	11,680,880	369,336	11,311,544
Loans (ending balance)	2,245,659	(26,442)	2,272,102
Loans (average balance)	2,307,496	(299,677)	2,607,174

Mitsubishi UFJ Financial Group, Inc.

12. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Individuals	91,893,352	1,038,730	90,854,622
Corporations and others	81,463,833	(681,728)	82,145,562
Domestic deposits	173,357,186	357,001	173,000,185

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Individuals	85,871,530	1,152,983	84,718,547
Corporations and others	77,129,312	(1,679,535)	78,808,847
Domestic deposits	163,000,842	(526,552)	163,527,394

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Individuals	6,021,822	(114,252)	6,136,075
Corporations and others	4,334,520	997,806	3,336,714
Domestic deposits	10,356,343	883,553	9,472,790

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

13. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deferred tax assets	1,343.2	286.6	1,056.5
Allowance for credit losses	266.6	20.1	246.5
Write-down on investment securities	359.2	(6.8)	366.0
Unrealized losses on Available-for-sale securities	297.1	139.6	157.4
Reserve for retirement benefits	78.2	(3.6)	81.9
Reserve for contingent losses	19.2	(2.6)	21.8
Depreciation and Impairment losses	87.2	3.7	83.5
Devaluation on land upon merger	20.6	(0.9)	21.5
Net deferred losses on hedging instruments	360.7	146.6	214.0
Other	241.7	(16.6)	258.3
Valuation allowance	(387.7)	7.0	(394.7)
Deferred tax liabilities	815.9	158.0	657.9
Unrealized gains on Available-for-sale securities	581.8	136.9	444.8
Revaluation gains on securities upon merger	46.5	(0.5)	47.1
Gains on securities contributed to employees’ retirement benefits trust	44.3	(0.7)	45.1
Other	143.1	22.4	120.7
Net deferred tax assets	527.2	128.6	398.6

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2018	FY2019	FY2020	FY2021	FY2022	Interim FY2023
Net operating profits before provision for general allowance for credit losses	388.4	395.2	388.0	374.4	690.4	699.2
Total credit costs	128.5	11.8	(223.3)	(234.0)	(98.5)	(64.4)
Income before income taxes	767.2	(535.9)	205.5	286.1	1,239.5	723.7
Reconciliation to taxable income	(500.2)	844.6	98.5	343.3	(453.8)	(125.1)
Taxable income	267.0	308.7	304.1	629.5	785.7	598.5

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of September 30, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2023 (B)
Deferred tax assets	74.4	8.9	65.4
Gains on securities related to employees’ retirement benefits trust	41.2	4.9	36.2
Group tax sharing transactions	17.4	6.6	10.8
Depreciation and Impairment losses	9.6	(0.0)	9.6
Write-down on investment securities	7.9	(0.3)	8.3
Reserve for contingent losses	2.5	(0.4)	3.0
Other	19.5	(2.3)	21.9
Valuation allowance	(23.9)	0.6	(24.6)
Deferred tax liabilities	212.4	2.8	209.6
Reserve for retirement benefits	111.1	7.4	103.6
Net deferred gains on hedging instruments	69.6	30.9	38.7
Unrealized gains on Available-for-sale securities	18.8	(35.0)	53.8
Other	12.8	(0.5)	13.3
Net deferred tax assets	(138.0)	6.1	(144.1)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2018	FY2019	FY2020	FY2021	FY2022	Interim FY2023
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	144.5	142.3	132.3	176.4	109.1	63.3
Total credit costs	1.3	0.8	0.0	0.1	(0.2)	(0.2)
Income before income taxes	127.9	148.6	129.4	210.6	165.7	68.7
Reconciliation to taxable income	(79.2)	(39.3)	(26.5)	(37.4)	(49.7)	(4.5)
Taxable income	48.7	109.3	102.9	173.1	116.0	64.1

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Assets:
Cash and due from banks	90,898,274	87,269,237
Call loans	750,795	903,604
Receivables under resale agreements	1,326,697	1,152,627
Monetary claims bought	4,326,066	4,632,208
Trading assets	6,306,376	7,215,807
Money held in trust	45,161	41,956
Securities	72,253,876	68,167,098
Loans and bills discounted	97,127,749	100,905,728
Foreign exchanges	1,726,923	1,428,578
Other assets	8,923,802	11,980,116
Tangible fixed assets	699,817	689,362
Intangible fixed assets	454,137	473,359
Prepaid pension costs	645,769	694,853
Deferred tax assets	398,626	527,240
Customers’ liabilities for acceptances and guarantees	8,661,518	9,104,106
Allowance for credit losses	(641,107)	(695,351)

Total assets	293,904,485	294,490,535

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Liabilities:
Deposits	192,272,289	195,119,993
Negotiable certificates of deposit	8,792,227	10,095,267
Call money	23,449	51,483
Payables under repurchase agreements	25,271,176	14,774,849
Payables under securities lending transactions	181,473	—
Commercial papers	1,834,968	2,843,945
Trading liabilities	2,835,605	3,934,091
Borrowed money	33,356,232	34,888,722
Foreign exchanges	2,779,176	2,996,496
Bonds payable	1,284,731	1,342,726
Other liabilities	7,564,963	10,145,940
Reserve for bonuses	71,830	46,744
Reserve for bonuses to directors	148	49
Reserve for stocks payment	3,705	3,434
Reserve for retirement benefits	14,444	16,034
Reserve for loyalty award credits	1,174	—
Reserve for contingent losses	71,357	62,747
Deferred tax liabilities for land revaluation	85,736	83,842
Acceptances and guarantees	8,661,518	9,104,106

Total liabilities	285,106,212	285,510,476

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	3,306,434	3,825,908
Revenue reserve	190,044	190,044
Other retained earnings	3,116,389	3,635,864
Funds for retirement benefits	2,432	2,432
Reserve for investment promotion taxation	260	260
Other reserve	718,196	718,196
Earned surplus brought forward	2,395,500	2,914,974
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	8,250,967	8,770,441

Net unrealized gains (losses) on available-for-sale securities	854,922	864,786
Net deferred gains (losses) on hedging instruments	(476,124)	(819,652)
Land revaluation excess	168,507	164,481

Total valuation and translation adjustments	547,305	209,616

Total net assets	8,798,272	8,980,058

Total liabilities and net assets	293,904,485	294,490,535

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Ordinary income	2,177,024	3,317,956
Interest income	1,310,981	2,444,083
Interest on loans and bills discounted	669,810	1,476,329
Interest and dividends on securities	471,473	486,495
Fees and commissions	307,184	382,028
Trading income	39,414	68,368
Other operating income	277,512	268,181
Other ordinary income	241,931	155,294
Ordinary expenses	1,550,315	2,592,418
Interest expenses	487,768	1,632,621
Interest on deposits	198,904	787,522
Fees and commissions	84,617	74,938
Trading expenses	3,137	1,804
Other operating expenses	329,247	112,206
General and administrative expenses	556,572	663,478
Other ordinary expenses	88,971	107,369

Ordinary profits	626,708	725,537

Extraordinary gains	4,336	15,637
Extraordinary losses	12,001	17,413

Income before income taxes	619,044	723,761

Income taxes - current	106,063	121,227
Income taxes - deferred	71,954	17,431

Total taxes	178,017	138,658

Net income	441,026	585,102

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Assets:
Cash and due from banks	13,673,282	14,627,848
Call loans	230,000	1,300,000
Receivables under resale agreements	77,370	86,274
Receivables under securities borrowing transactions	106,180	126,834
Monetary claims bought	124,086	202,087
Trading assets	78,114	99,450
Money held in trust	157,275	85,802
Securities	14,117,360	15,523,111
Loans and bills discounted	2,272,102	2,245,659
Foreign exchanges	248,948	336,120
Other assets	1,352,617	2,523,834
Tangible fixed assets	125,644	125,141
Intangible fixed assets	91,894	92,683
Prepaid pension costs	457,432	481,894
Customers’ liabilities for acceptances and guarantees	36,751	31,355
Allowance for credit losses	(1,045)	(1,156)

Total assets	33,148,018	37,886,944

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Liabilities:
Deposits	11,076,351	12,390,536
Negotiable certificates of deposit	4,675,417	6,099,174
Call money	5,165	5,174
Payables under repurchase agreements	5,281,893	5,707,952
Payables under securities lending transactions	4,041	1,304
Commercial papers	368,100	360,438
Trading liabilities	189,453	295,111
Borrowed money	1,679,724	1,719,951
Foreign exchanges	378,171	350,574
Short-term bonds payable	120,999	275,998
Bonds payable	30,000	30,000
Due to trust accounts	6,207,882	6,843,147
Other liabilities	846,818	1,502,062
Reserve for bonuses	5,163	5,070
Reserve for bonuses to directors	98	34
Reserve for stocks payment	2,855	3,153
Reserve for contingent losses	9,820	8,225
Deferred tax liabilities	144,164	138,022
Deferred tax liabilities for land revaluation	3,789	3,689
Acceptances and guarantees	36,751	31,355

Total liabilities	31,066,664	35,770,979

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,368,530	1,410,229
Revenue reserve	73,714	73,714
Other retained earnings	1,294,816	1,336,515
Funds for retirement benefits	710	710
Reserve for investment promotion taxation	227	227
Other reserve	138,495	138,495
Earned surplus brought forward	1,155,383	1,197,082
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,848,780	1,890,479

Net unrealized gains (losses) on available-for-sale securities	144,937	67,970
Net deferred gains (losses) on hedging instruments	87,817	157,925
Land revaluation excess	(182)	(409)

Total valuation and translation adjustments	232,573	225,486

Total net assets	2,081,353	2,115,965

Total liabilities and net assets	33,148,018	37,886,944

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Ordinary income	644,486	717,169
Trust fees	56,194	58,464
Interest income	450,252	485,490
Interest on loans and bills discounted	13,615	34,401
Interest and dividends on securities	407,682	352,516
Fees and commissions	66,433	69,585
Trading income	27	19
Other operating income	49,799	75,292
Other ordinary income	21,778	28,318
Ordinary expenses	510,170	647,048
Interest expenses	113,569	410,606
Interest on deposits	13,584	47,721
Fees and commissions	24,337	26,343
Trading expenses	32,670	46,749
Other operating expenses	238,402	36,624
General and administrative expenses	97,170	105,632
Other ordinary expenses	4,020	21,091

Ordinary profits	134,316	70,121

Extraordinary gains	764	1,006
Extraordinary losses	2,618	2,353

Income before income taxes	132,462	68,773

Income taxes - current	35,526	19,639
Income taxes - deferred	(3,061)	(2,255)

Total taxes	32,464	17,384

Net income	99,997	51,389

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Assets:
Loans and bills discounted	1,277,875	1,248,184
Securities	70,547,100	72,616,033
Beneficiary rights to the trust	118,934,755	131,054,757
Securities held in custody accounts	2,933,178	3,696,267
Monetary claims	32,819,251	33,201,101
Tangible fixed assets	20,879,125	21,627,087
Intangible fixed assets	165,299	174,074
Other claims	3,189,442	3,375,663
Call loans	3,673,857	4,546,759
Due from banking account	10,620,708	9,785,917
Cash and due from banks	6,927,037	7,107,511

Total	271,967,632	288,433,357

Liabilities:
Money trusts	33,565,350	33,046,966
Pension trusts	12,233,123	11,667,450
Property formation benefit trusts	6,273	5,874
Investment trusts	122,338,610	134,939,917
Money entrusted other than money trusts	6,153,057	7,768,604
Securities trusts	5,361,672	6,192,438
Monetary claim trusts	28,813,961	29,215,702
Equipment trusts	166,695	188,382
Land and fixtures trusts	18,626	18,586
Composite trusts	63,310,260	65,389,434

Total	271,967,632	288,433,357

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 280,332 millions of yen as of March 31, 2023 and 297,227 millions of yen as of September 30, 2023.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Assets:
Loans and bills discounted	3,939	3,494
Other	6,405,078	6,985,423

Total	6,409,018	6,988,917

Liabilities:
Principal	6,408,838	6,988,734
Allowance for bad debts	11	10
Other	168	172

Total	6,409,018	6,988,917

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2023	As of September 30, 2023
Total funds	61,556,516	63,210,002

Deposits	11,076,351	12,390,536
Negotiable certificates of deposit	4,675,417	6,099,174
Money trusts	33,565,350	33,046,966
Pension trusts	12,233,123	11,667,450
Property formation benefit trusts	6,273	5,874

Loans and bills discounted	3,549,977	3,493,844

Banking account	2,272,102	2,245,659
Trust account	1,277,875	1,248,184

Investment securities	84,664,460	88,139,145

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.